Trebia Acquisition Corp

41 Madison Avenue, Suite 2020,

New York, NY 10009

June 21, 2021

VIA EDGAR TRANSMISSION

William Demarest

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Real Estate & Construction
100 F Street NE
Washington, D.C. 20549

Re:	Trebia Acquisition Corp. Form 8-K filed June 1, 2021 File No. 001-39331

Dear Mr. Demarest:

This letter responds to the comment raised in the letter (“Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 7, 2021, relating to the Current Report on Form 8-K (the “Form 8-K”) of Trebia Acquisition Corp. (“we” or the “Company”) filed with the Commission on June 1, 2021. In connection with these responses, the Company will file, electronically via EDGAR to the Commission, an amendment to the Form 8-K (the “Amended Form 8-K”).

For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the response to such comment. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Amended Form 8-K.

Item 4.02, page 2

1.	Please tell us why your filing does not include a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the registrant’s independent accountant the matters disclosed in the filing in accordance with Item 4.02(a)(3); or revise accordingly.

Response: We acknowledge the Staff’s comment and will revise the disclosure to include the following sentence on page 2 of the Amended Form 8-K:

Management has discussed the matters disclosed pursuant to this Item 4.02(a) with the Company’s independent accountant, Marcum LLP.

Securities and Exchange Commission

June 21, 2021

The Company hereby acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please contact me at (650) 862-8776 or tanmay@bgptpartners.com with any follow up questions you may have.

Sincerely,

TREBIA ACQUISTION CORP.

/s/ Tanmay Kumar
By:	Tanmay Kumar
Chief Financial Officer

cc:	Paul Danola, President, Trebia Acquisition Corp.

Lyuba Goltser, Partner, Weil, Gotshal & Manges LLP